SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

Amendment No. 3 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

__________________________

QUMU CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________________

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

__________________________

766721104

(CUSIP Number of Class of Securities (Common Stock))*

__________________________

Sherman L. Black

Chief Executive Officer

Rimage Corporation

7725 Washington Avenue South

Minneapolis, MN 55439

(952) 683-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

___________________________

Copies to:

April Hamlin

Charles P. Moorse

Lindquist & Vennum LLP

4200 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

___________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$3,866,861.44	$527.44
(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 422,377 options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated as of August 1, 2013 using a price per share of $9.155, the average of the Company’s high and low trading prices on this date.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$527.44
Form or Registration No.:	005-48436
Filing Party:	Rimage Corporation
Date Filed:	August 6, 2013

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☐        going-private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

* Represents the CUSIP number for the common stock underlying the options. The options have not been assigned a CUSIP number.

Explanatory note

This Amendment No. 3 amends and supplements the Schedule TO filed on August 6, 2013, as amended by Amendment No. 1 to Schedule TO filed on August 20, 2013 and Amendment No. 2 to Schedule TO filed on September 9, 2013 (collectively the “Schedule TO”), relating to an offer (the “Offer”) by Qumu Corporation (f/k/a Rimage Corporation) (the “Company”) to eligible employees to exchange some or all of their outstanding eligible options for new options to be issued under the Company’s Second Amended and Restated 2007 Stock Incentive Plan on the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options dated August 6, 2013 filed as an exhibit to the Schedule TO filed on August 6, 2013 as supplemented by the Supplement to the Offer to Exchange dated August 20, 2013 filed as an exhibit to Amendment No. 1 to Schedule TO filed on August 20, 2013 and as supplemented by the Supplement No. 2 dated September 9, 2013 to the Offer to Exchange filed as an exhibit to Amendment No. 2 to Schedule TO filed on September 9, 2013 (collectively, the “Offer to Exchange”).

This Amendment No. 3 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and the Offer to Exchange and all disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged.

*        *        *

Item 4.    Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 1:00 p.m., Eastern Time, on Wednesday, September 18, 2013. Pursuant to the Offer and in accordance with the terms and conditions of the Offer, “eligible options” (as defined in the Offer to Exchange) to purchase an aggregate of 184,265 shares of the Company's common stock were validly tendered and not withdrawn, representing approximately 43.6% of the total shares subject to eligible options, and the Company has accepted for cancellation all such eligible options.

On Thursday, September 19, 2013, the Company granted to each eligible employee who validly tendered an eligible option a “new option” (as defined in the Offer to Exchange) to purchase shares of the Company's common stock in exchange for each such tendered eligible option, based on the exchange ratios described in the Offer to Exchange. The Company issued new options to purchase an aggregate of 29,198 shares of the its common stock for the eligible options tendered in the Offer. The exercise price per share of the new options was $11.87, the closing price of the Company’s common stock as reported on the Nasdaq Stock Market on September 19, 2013. The vesting terms of the new options are described in detail in the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

QUMU CORPORATION

By:	/s/ James R. Stewart
Name:	James R. Stewart
Title:	Chief Financial Officer

Date: September 20, 2013